SECURITIES AND EXCHANGE COMMISSION 06004502
Washington, D.C. 20549

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RECEIVED FEB 27 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 209

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 23770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAVID M. POLEN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 N. MILITARY TRAIL, SUITE 230
(No. and Street)

BOCA RATON (City) FLORIDA (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STANLEY CHARLES MOSS (561) 241-2425
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

777 BRICKELL AVE, SUITE 1100 (Address) MIAMI (City) FLORIDA (State) 33131 (Zip Code)

PROCESSED MAY 04 2006 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, STANLEY CHARLES MOSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAVID M. POLEN SECURITIES, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

COO/CCO/CFO

Title

Notary Public

THERESA CALCATERRA
Notary Public - State of Florida
My Commission Expires Feb 15, 2008
Commission # DD278031
Bonded By National Notary Assn

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DAVID M. POLEN SECURITIES, INC.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
REPORT PURSUANT TO RULE 17a-5(d)

December 31, 2005 and 2004

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
David M. Polen Securities, Inc.

We have audited the accompanying statements of financial condition of David M. Polen Securities, Inc. (a wholly-owned subsidiary of Polen Capital Management, Inc.), as of December 31, 2005 and 2004 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of David M. Polen Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Weston, Florida
January 30, 2006

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS

	2005	2004
Cash and cash equivalents	$ 39,171	$ 44,036
Receivable from Clearing Broker	13,241	1,213
Investment in securities, at fair value (cost $58,550 and $36,050, respectively)	131,515	20,402
Receivable from Parent	19,724	331,552
Total assets	$ 203,651	$ 397,203

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Liabilities - accrued expenses	$ 21,512	$ 18,500
Stockholder's equity		
Common stock - no par value, authorized 200 shares, issued and outstanding 100 shares	39,443	39,443
Retained earnings	142,696	339,260
Total stockholder's equity	182,139	378,703
Total liabilities and stockholder's equity	$ 203,651	$ 397,203

The accompanying notes are an integral part of these financial statements.

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

STATEMENTS OF INCOME

Years Ended December 31,

	2005	2004
Revenue		
Commissions	$ 871,594	$ 581,717
Unrealized gain on investments	88,613	1,500
Interest and dividend income	779	260
Total revenue	960,986	583,477
Expenses		
Clearing fees	337,625	254,755
Management fee	106,793	65,392
Professional fees and other	38,132	38,785
Total expenses	482,550	358,932
Net income	$ 478,436	$ 224,545

The accompanying notes are an integral part of these financial statements.

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2005 and 2004

	Common Stock	Retained Earnings	Total
Balance at December 31, 2003	$ 39,443	$ 489,715	$ 529,158
Net income	-	224,545	224,545
Dividends	-	(375,000)	(375,000)
Balance at December 31, 2004	39,443	339,260	378,703
Net income	-	478,436	478,436
Dividends	-	(675,000)	(675,000)
Balance at December 31, 2005	$ 39,443	$ 142,696	$ 182,139

The accompanying notes are an integral part of this financial statement.

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

STATEMENTS OF CASH FLOWS

Years Ended December 31,

	2005	2004
Cash flows from operating activities		
Net income	$ 478,436	$ 224,545
Adjustments to reconcile net income to net cash provided by operating activities		
Unrealized gain on investments	(88,613)	(1,500)
Changes in operating assets and liabilities		
(Increase) decrease in receivable from clearing broker	(12,028)	61,863
Purchase of securities through warrant exercise	(22,500)	-
Decrease in receivable from Parent	(363,172)	(282,975)
Increase in accrued expenses	3,012	5,500
Net cash (used in) provided by operating activities	(4,865)	7,433
Net (decrease) increase in cash and cash equivalents	(4,865)	7,433
Cash and cash equivalents at beginning of year	44,036	36,603
Cash and cash equivalents at end of year	$ 39,171	$ 44,036

Non-cash operating transaction

During 2005 and 2004, the Company incurred $106,793 and $65,392, respectively, of expenses relating to the management agreement between the Company and the Parent. This expense was effectively paid by reducing the amount due from the Parent for outstanding advances.

Non-cash financing transaction

During 2005 and 2004, the Company declared dividends to the Parent of $675,000 and $375,000, respectively. The dividends were effectively paid by reducing the amount due from the Parent Company for outstanding advances.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Capitalization

David M. Polen Securities, Inc. (the "Company") was incorporated under the laws of the State of New York on January 30, 1979. The Articles of Incorporation authorize the Company to issue and have outstanding 200 shares of common stock with no par value.

Nature of Business

The Company, a wholly-owned subsidiary of Polen Capital Management, Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD"). The Company conducts business on a fully disclosed basis with Neuberger Berman, LLC (the "Clearing Broker") pursuant to a clearing agreement. The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of or for customers.

Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting periods. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less when acquired to be cash equivalents.

(continued)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investments

Investments in securities traded on a national securities exchange or listed on Nasdaq are valued at the last reported sales price on the last business day of the year. Other investments that are considered to be non-marketable are valued based on the underlying security with appropriate application of marketability discounts.

Revenue Recognition

Commission revenue and related expenses are recorded on a settlement-date basis. Such amounts do not differ materially from those that would be recorded under generally accepted accounting principles, which require that commission revenue and expenses be recorded on a trade-date basis.

Income Taxes

No provision for federal or state income taxes has been made as the Company files a combined return with the Parent as a qualified Subchapter S subsidiary. As such, the Company is not liable for federal and state income tax payments.

Fair Value of Financial Instruments

The carrying values of cash, receivables and payables approximate fair value due to the short-term maturities of these instruments.

NOTE B - RECEIVABLE FROM CLEARING BROKER

The Company conducts business with the Clearing Broker on behalf of its customers and for its own proprietary accounts. During 2005 and 2004, the Company earned commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by the Clearing Broker pursuant to the clearing agreement. The Clearing Broker remits the net commission income to the Company on a monthly basis for the previous month's activity. As of December 31, 2005 and 2004, the Company has a receivable from the Clearing Broker of $13,241 and $1,213, respectively.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

NOTE C - OFF - BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Broker. Pursuant to an agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company currently derives all of its commission revenue as an introducing broker acting on behalf of clients of the Parent.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Broker and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Broker to obtain additional collateral from the Company's customers. It is the policy of the Clearing Broker to value the short positions daily and to obtain additional deposits where deemed appropriate. As of December 31, 2005 and 2004, the Company did not have any open short positions.

NOTE D - RELATED PARTY TRANSACTIONS

On March 5, 2004, the Company entered into a management agreement with the Parent. Under the management agreement, the Company is to make monthly payments to the Parent in an amount equal to 20% of the Company's net commission revenue. The Company incurred expenses relating to this agreement of $106,793 and $65,392 for the years ended December 31, 2005 and December 31, 2004, respectively.

The Parent pays certain expenses on behalf of the Company. In addition, the Company advances any excess funds to the Parent. As of December 31, 2005 and 2004, the Company had outstanding receivables from the Parent in the amount of $19,724 and $331,552, respectively. Outstanding receivables are non-interest bearing.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires that net capital, as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital changes from day to day, but as of December 31, 2005 and 2004, the Company had net capital of $82,139 and $41,748, respectively, which exceeded its requirement of $5,000 by $77,139 and $36,748, respectively. The ratio of aggregate indebtedness to net capital at December 31, 2005 and 2004 was 0.26 to 1 and 0.44 to 1, respectively.

SUPPLEMENTARY INFORMATION

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31,

	2005	2004
Credits - stockholder's equity	$ 182,139	$ 378,703
Debits		
Nonallowable assets		
Receivable from Parent company	19,724	331,552
Investments not readily marketable, at fair value	61,156	-
Haircut on securities	18,470	4,622
Haircut on money market balances	650	781
Total debits	100,000	336,955
Net capital	82,139	41,748
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness	5,000	5,000
Excess net capital	$ 77,139	$ 36,748
Aggregate indebtedness - accrued expenses	$ 21,512	$ 18,500
Ratio of aggregate indebtedness to net capital	.26 to 1	.44 to 1

No differences in net capital exist between the above computation and the computation included in the Company's corresponding unaudited Form A-17A-5 Part II filing.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DAVID M. POLEN SECURITIES, INC.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)

December 31, 2005

Grant Thornton

Accountants and Business Advisors

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT
ON INTERNAL CONTROL

Board of Directors
David M. Polen Securities, Inc.

In planning and performing our audit of the financial statements of David M. Polen Securities, Inc. (the "Company") (a wholly-owned subsidiary of Polen Capital Management, Inc.) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and capital under rule 17a-3(a)(11) and for the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

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Grant Thornton LLP
US Member of Grant Thornton International

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Weston, Florida
January 30, 2006